UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.5)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

Guosheng Qi
Generation Gospel Limited
Fairy Spirit Limited
c/o South Wing, High Technology Building
No. 229 North 4th Ring Road
Haidian District, Beijing 100083
People’s Republic of China
Telephone: (86-10) 8261-9988

Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway, Hong Kong

(852) 2840 5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 398132100

Item 1.  Security and Issuer.

This Amendment No. 5 (this “Statement”) amends the Schedule 13D jointly filed by Guosheng Qi (“Mr. Qi”), Generation Gospel Limited (“Generation Gospel”), Fairy Spirit Limited (“Fairy Spirit”), Guofa Yu (“Mr. Yu”) and Garden Enterprises Ltd. (“Garden Enterprises”) with the SEC on July 25, 2019 (the “Original 13D”), relating to Class B Ordinary Shares of the Issuer, as previously amended by Amendment No.1 filed with the SEC on November 15, 2019 (“Amendment No.1”), Amendment No.2 filed with the SEC on May 4, 2020 (“Amendment No.2”), Amendment No.3 filed with the SEC on May 15, 2020 (“Amendment No.3”) and Amendment No.4 filed with the SEC on October 7, 2020 (“Amendment No.4”) (collectively, the “Original Statement”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, Amendment No.2, Amendment No.3 and Amendment No.4, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Statement.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 22, 2021, at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Issuer was held at the Issuer’s office at Gridsum, South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the previously announced Merger Agreement dated September 30, 2020 and the transactions contemplated by the Merger Agreement, including the Merger.

On March 25, 2021, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on March 25, 2021. On March 25, 2021, all of the other transactions under the Merger Agreement were consummated. As a result, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger and each ADS were cancelled and ceased to exist and each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)  As a result of the transactions described in Item 4, as of the date of this Statement, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c)     Except as set forth in this Statement and to the best knowledge of each of the Reporting Persons, no Reporting Person has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d)     Not applicable.

(e)     As a result of the transactions described in Item 4, as of March 25, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment No.5 constitutes the final amendment to the Original Statement, as amended.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement by and among the Reporting Persons, dated July 25, 2019 (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 25, 2019 with the SEC).

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 26, 2021

Guosheng Qi		Guofa Yu

/s/ Guosheng Qi		/s/ Guofa Yu

Generation Gospel Limited		Garden Enterprises Ltd.

By:	/s/ Guosheng Qi	By:	/s/ Guofa Yu
Name:	Guosheng Qi	Name:	Guofa Yu
Title:	Authorized Signatory	Title:	Authorized Signatory

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Authorized Signatory

[Signature Page to Schedule 13D/A]